March 19, 2019

David E. Miller
President and Chief Executive Officer
Iroquois Valley Farmland REIT, PBC
708 Church St., Suite 234
Evanston, Illinois 60201

       Re: Iroquois Valley Farmland REIT, PBC
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed March 1, 2019
           File No. 024-10919

Dear Mr. Miller:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 3, 2018 letter.

Amended Form 1-A filed March 1, 2019

Cover Page

1. We note your response to comment 3 and reissue the comment. Please revise to follow the requirements as to pagination as required by Rule 403 of the Securities Act by including page numbers.
Financial Statements

2. Please amend your filing to ensure that your financial statements are complete and include a report from your independent auditor if necessary. We note that each of the included financial statements is missing at least on significant component that had been included in
 David E. Miller
FirstName LastNameDavid E. Miller
Iroquois Valley Farmland REIT, PBC
Comapany2019
March 19, NameIroquois Valley Farmland REIT, PBC
Page 2
March 19, 2019 Page 2
FirstName LastName
         your initial filing.
           The audited financial statements for Iroquois Valley Farms LLC for the year ended December 31, 2016 are missing the auditors' report.
           The audited financial statements for Iroquois Valley Farmland REIT, PBC for the year ended December 31, 2017 are missing both the auditors' report and the consolidated statement of changes in stockholders' equity.
           The unaudited financial statements for Iroquois Valley Farmland REIT, PBC for the six months ended June 30, 2018 and 2017 are missing the consolidated statements of changes in stockholders' equity.
Policies with Respect to Other Activities

3. We note that you intend to operate your business in a manner that will not require you to register under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support this and the availability of any exemption under the 1940 Act. The staff has not reviewed and does not necessarily concur with your disclosure with respect to your statements in this respect and the availability of any applicable exemptions.
Principal Stockholders

4. Please provide the natural person or persons who has voting and dispositive control over the shares owed by Peterffy Foundation.
Value Created by Iroquois Valley

5. Please revise to explain what you mean by "internally-assessed market equity value."
Exhibits

6. We note your response to comment 19 and reissue that comment. Please file your revolving credit facilities as exhibits to your offering circular or tell us why you believe they are not material contracts required to be included as exhibits according to Item 17 of
         Form 1-A.
 David E. Miller
Iroquois Valley Farmland REIT, PBC
March 19, 2019
Page 3

        You may contact William Demarest, Staff Accountant, at 202-551-3432 or Kevin
Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at
202-551-7150 or Sonia Barros, Assistant Director, at 202-551-3655 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid E. Miller
                                                             Division of
Corporation Finance
Comapany NameIroquois Valley Farmland REIT, PBC
                                                             Office of Real
Estate and
March 19, 2019 Page 3                                        Commodities
FirstName LastName